EXHIBIT 11.0

IHOP CORP. AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

(In thousands, except per share data)

	Year Ended December 31,
	2001	2000	1999

INCOME PER SHARE—BASIC

Weighted average common shares outstanding	20,398	20,017	19,983

Net income available to common shareholders	$40,288	$35,338	$32,125

Net income per share—basic	$1.98	$1.77	$1.61

NET INCOME PER SHARE—DILUTED

Weighted average common shares outstanding	20,398	20,017	19,983
Net effect of dilutive stock options
based on the treasury stock method
using the average market price	364	246	375

Total	20,762	20,263	20,358

Net income available to common shareholders	$40,288	$35,338	$32,125

Net income per share—diluted	$1.94	$1.74	$1.58